UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mavenir Systems, Inc.

File No. 333-191563 - CF#29295

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      Mavenir Systems, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 4, 2013.

      Based on representations by Mavenir Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.29   through March 31, 2015

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Elizabeth M. Murphy
                              Secretary